SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-04-29
Your date

Commission File No. 82-1463

[redacted]

09046263

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Annual General Meeting 2009, dated 29 April 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dw 6/11

CUSIP number 800 212 201

SANDVIK

Press Release

Sandvik Annual General Meeting 2009

Sandvik AB's Annual General Meeting, held in Sandviken on 28 April, approved a dividend of SEK 3.15 per share for 2008. The record date for payment of the dividend was set at Monday, 4 May. The dividend is expected to be sent to shareholders by Euroclear Sweden AB on Thursday, 7 May.

In his address, Lars Pettersson, President and CEO, commented on fiscal 2008 and on the company's performance in the first quarter of 2009. The presentation included a report on the dramatic market developments since the fourth quarter of 2008, with the subsequent sharp decline in order intake for the Group. The difficult and uncertain business situation remains and has resulted in robust actions to adapt production capacity, cut costs through such measures as personnel reductions, reduce new investments and improve cash flow. The presentation also included a report on future business possibilities based on the strengths of the company as well as new customer demands.

<u>Board of Directors</u>
Hanne de Mora, Georg Ehrnrooth, Fredrik Lundberg, Egil Myklebust, Anders Nyrén, Lars Pettersson and Simon Thompson were re-elected as members of the Board, with Clas Åke Hedström as Chairman of the Board.

The unions appointed Tomas Kärnström and Jan Kjellgren as members of the Board and Mette Ramberg and Bo Westin as deputy members of the Board

<u>Resolution regarding Nomination Committee</u>
The Meeting resolved that the four largest shareholders known to the company on the final banking day in August 2009 shall appoint one member each and these persons and the Board Chairman, convener, shall comprise the Nomination Committee.

<u>Resolution on principles of remuneration and other employment conditions for Group Executive Management</u>
The Annual General Meeting voted to approve the Board's proposal regarding principles of remuneration, etc., for Group Executive Management.

<u>Statutory meeting of the Board of Directors</u>
A statutory meeting of the Board of Directors was held following the Annual General Meeting. Anders Nyrén was appointed Vice Chairman. The Audit Committee comprises Anders Nyrén, Chairman, and Hanne de Mora. The Remuneration Committee comprises Clas Åke Hedström, Georg Ehrnrooth and Egil Myklebust.

<u>Wilhelm Haglund Medal</u>
Thomas Galler and Gerhard Reiter, Sandvik Mining and Construction, were named Product Developers of the Year and were awarded the Wilhelm Haglund Medal for the development of the Sandvik MB 600 Bolter Miner, which is a product that offers enhanced performance, operational reliability and ergonomics. The product is protected by eight patents.

Sandviken, 28 April 2009

Sandvik Aktiebolag (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43

SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-04-29
Your date

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB report on the 1st quarter 2009, dated 28 April 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

cusip number 800 212 201

Sandvik Q1

PRESS RELEASE 28 April 2009 — Interim report first quarter 2009

CEO's comment:

"The exceptionally weak market position that prevailed at the end of 2008 continued during the first quarter of 2009. Order intake declined in price and volume by 39% compared with the corresponding quarter in the preceding year, including cancellations amounting to approximately SEK 900 M, relating mainly to mining equipment. Order intake levelled out on a low level. Invoiced sales fell in price and volume by 25% and totaled slightly more than SEK 19 billion."

"A reduction in inventory levels in all business areas was achieved by the rate of production being lower than invoiced sales. There was a significant decrease in operating profit as a result of a sharp drop in sales and production volumes."

"The weak demand means that we continue to take measures that gradually result in lower cost levels. Since the downturn began, we have reduced the workforce by more than 5,000 people. Our collective activities aimed at rapidly adjusting the rate of production and inventory levels and prioritizing cash flow already started to yield results in this quarter," says Sandvik's President and CEO Lars Pettersson.

FINANCIAL HIGHLIGHTS

SEK M	Q1 2009	Q1 2008	Change %	Q1-4 2008
Order intake *	**17 754**	25 100	-39	92 610
Invoiced sales *	**19 136**	21 990	-25	92 654
Gross profit	**4 970**	7 687	-35	31 092
% of invoiced sales	**26.0**	35.0		33.6
Operating profit	**115**	3 190	-96	12 794
% of invoiced sales	**0.6**	14.5		13.8
Profit after financial items	**-429**	2 715	neg	10 557
% of invoiced sales	**-2.2**	12.3		11.4
Profit for the period	**-299**	2 000	neg	7 836
% of invoiced sales	**-1.6**	9.1		8.5
of which shareholders' interest	**-321**	1 885	neg	7 472
Earnings per share, SEK 1)	**-0.27**	1.59	neg	6.30
Return on capital employed, 12 months rolling, %	**14.6**	24.9		19.9
Cash flow from operations	**1 784**	1 996	-11	9 671
Number of employees	**47 760**	48 683	-2	50 028

* At fixed exchange rates for comparable units

1) Calculated on the basis of the shareholders' share of profit for the period. No dilutive impact.

Market and sales


INVOICED SALES
SEK M
Quarter
25 000
20 000
15 000
10 000
5 000
0
SEK M
Rolling
100 000
80 000
60 000
40 000
20 000
0
07
08
09
Quarter
Rolling 12 months

Q1	Order intake	Invoicing
Price/volume, %	-39	-25
Structure, %	0	0
Currency, %	+16	+16
Total, %	-29	-13

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The dramatic global slowdown that began in the latter part of 2008 also characterized the first quarter of 2009. The market situation for most customer segments remained extremely weak and many customers severely curtailed production and investment plans.

Market activity was further weakened due to inventory reductions in many customer groups. There was a marked decline in demand for Sandvik's products compared with the corresponding period in the preceding year, and also when compared with the average for the fourth quarter of 2008.

In Europe, NAFTA and Australia, order intake declined in price and volume by about 40%. Activity levels remained exceptionally low for automotive manufacturers and their sub-suppliers, as was the case for the engineering industry, consumer-related industry and the construction industry. The rate of investment in the mining industry has dropped sharply and now lies at a very low level. Many mines were being closed and equipment and service is being concentrated to fewer mines with lower production costs. During the quarter, production curtailments were also announced in the aerospace industry because of order cancellations. In Asia, where order intake fell by 37%, the scenario was somewhat varied, with a continued very weak demand situation primarily in Japan, while activity in China and India was slightly more stable. The demand trend was slightly better in South America and Africa/Middle East than for other regions, with falls of 10% and 17%, respectively, mainly as a result of slightly higher activity levels in the mining industry. Order levels from energy-related segments, primarily nuclear power, coal mining and oil/gas, remained favorable and represented the exception in the generally weak demand scenario. Overall, the demand trend during the quarter was stable at a very low level. Cancellations in the mining and construction sector amounted to SEK 900 M, but these diminished significantly toward the end of the quarter.

Order intake totaled SEK 17,754 M (25,100), a decline of 29% in total and 39% excluding currency effects for comparable units. Changed exchange rates had a positive impact on order intake of 16%. Order intake was about 7% lower than invoiced sales, but adjusted for cancellations and changes to major project-related orders, order intake was on a par with invoicing. The decline in comparable units and excluding currency effects was 40% for Sandvik Tooling and 39% for Sandvik Mining and Construction. For Sandvik Materials Technology, the decline was 40%, but excluding adjustments for price compensation related to metal prices, the decline was 28%.

Invoiced sales in the first quarter amounted to SEK 19,136 M (21,990), a fall of 13% in total and of 25% excluding currency effects compared with the first quarter in the preceding year. Changed exchange rates had a positive impact on invoiced sales of 16%. For Sandvik Tooling, the decline for comparable units excluding currency effects was 35% and for Sandvik Mining and Construction, this figure was 12%. The reduction for Sandvik Materials Technology was 31%, but excluding adjustments for price compensation related to metal prices, the decline was 15%.

Earnings and return

Operating profit for the quarter was significantly impacted by the very sharp drop in demand levels and amounted to SEK 115 M (3,190). The operating margin was 0.6% of invoicing (14.5). Earnings were adversely impacted by SEK 426 M as a result of changed metal prices and approximately SEK 160 M due to restructuring costs. Changed exchange rates had a positive impact on earnings of SEK 350 M. The effect was lower than anticipated and primarily due to the significant reduction in business volumes.

As a consequence of the weak demand the rate of production was lowered to 5-10% below the level of invoiced sales to reduce inventory levels. The sharp deterioration in sales and production volumes, combined with a high proportion of fixed costs, negatively impacted earnings by about SEK 3 billion. The decline in earnings should be viewed in the light of Sandvik's strategic decision to prioritize cash flow and inventory control during the current market conditions.

Since the deterioration in demand began during the fourth quarter of the preceding year, a comprehensive program has been launched to reduce costs, while retaining expertise and resources, which are important when the time comes to quickly adapt the organization to an upward economic trend. The effects of the cost adaptations will be gradually achieved during the year. In the two most recent quarters, the workforce has been reduced by more than 5,000 employees and contracted staff, notice of termination of employment was served to about a further 2,000 persons and a number of production units have been closed or are in the process of being closed.

The net financial expense deteriorated to SEK 544 M (expense: 475), mainly due to increased borrowing. The loss after financial items amounted to SEK 429 M (profit: 2,715), 2.2% of invoiced sales. After taking deferred tax receivables into consideration, the tax income amounted to SEK 130 M (expense: 715) and the net loss for the period totaled SEK 299 M (profit: 2,000), or 1.6% of invoicing. The earnings per share amounted to a loss of SEK 0.27 (profit: 1.59).


OPERATING PROFIT AND RETURN
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
30
24
18
12
6
0
07
08
09
Quarter
Operating margin, %
Return on capital employed (rolling 12 months)

Operating cash flow amounted to SEK 1,784 M (1,996). The cash flow was primarily impacted by a SEK 1.9 billion reduction in the volume of working capital, of which inventory was reduced by SEK 1.2 billion. Investments amounted to SEK 1,746 M (1,712), of which company acquisitions accounted for SEK 64 M (250). The level of investment will be gradually reduced over the remainder of the year. Cash flow after investments amounted to SEK 62 M (447) during the quarter. The total cash flow, excluding change in interest-bearing debt, amounted to SEK 1.5 billion following the closure of interest- and currency contracts.

The return on capital employed declined to 14.6% (24.9) for the last 12 months. The return on shareholders' equity declined to 16.7% (31.9).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
07
08
09
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
07
08
09
Rolling 12 months

Sandvik Tooling

- Very weak demand
- Sharp drop in sales volumes
- Reduced production rates
- Comprehensive cost reductions
- Increased market shares

Q1	Order intake	Invoicing
Price/volume, %	-40	-35
Structure, %	0	0
Currency, %	+21	+21
Total, %	-27	-21

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

During the first quarter of 2009, Sandvik Tooling was very heavily impacted by low activity levels and significant cutbacks in important customer segments, which necessitated extensive production restrictions.

Order intake in the first quarter fell by 40% and invoiced sales declined by 35% for comparable units excluding currency effects.



Demand remained at the same low level as that experienced during the latter part of the fourth quarter, primarily as a result of extensive reductions in production rates and inventories in the automotive and engineering industries. The market situation was also weak for consumer-related products, while demand remained favorable in certain segments in the energy sector. Toward the end of the quarter, the production rate in parts of the aerospace industry was lowered. The fall-off in demand was similar in all geographic markets, with the exception of China, where favorable activity in the automotive industry resulted in a less severe decline.

The price trend was positive by 2-3% in the quarter and market shares increased in many markets. During the third quarter of 2008, activities were initiated aimed at reducing costs within Sandvik Tooling. These included production curtailments, staff reductions and cost restraints. Since the end of the third quarter 2008, the number of employees has been reduced by about 1,000 persons, of whom slightly more than 700 during the first quarter of 2009. In March, an announcement was made that the business area would reduce its workforce by a further 500 employees in Swedish sites. During the first quarter, implemented measures are estimated to have cut costs by approximately SEK 400 M.

Lower sales and production volumes had a negative impact on operating profit in the amount of approximately SEK 1.3 billion. Earnings fell sharply compared with the first quarter of 2008 and amounted to SEK 267 M (1,595). Earnings were negatively impacted by about SEK 60 M attributable to restructuring costs, but were positively impacted by SEK 50 M due to changed exchange rates. The operating margin was 5.1% (24.2). Return on capital employed declined to 19.5% (33.2).

In the quarter, an agreement was signed covering the acquisition of the Austrian company Wolfram Bergbau- und Hütten-GmbH (WBH), a leading supplier of tungsten-metal and tungsten-carbide powder.

SEK M	Q1 2009	Q1 2008	Change. %	Q1-4 2008
Order intake	5 032	6 928	-40 *	25 798
Invoiced sales	5 193	6 600	-35 *	25 975
Operating profit	267	1 595	-83	5 461
%	5.1	24.2		21.0
Return on capital employed	19.5	33.2		27.0
Number of employees	16 274	16 629	-2	16 988

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

- Very weak demand
- Reduced production rates
- Consolidation of units
- Cost reductions
- Increased share of aftermarket

Q1	Order intake	Invoicing
Price/volume, %	-39	-12
Structure, %	0	0
Currency, %	+13	+14
Total, %	-31	0

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The exceptionally low level of activity in the construction industry and in much of the mining industry had a marked impact on Sandvik Mining and Construction in the first quarter of 2009. Order intake declined by 39% for comparable units excluding currency effects, including cancellations.


CR620

Invoiced sales only fell by 12%, mainly due to low invoicing levels in the preceding year. Adjusted for cancellations, order intake was on a par with invoicing for the quarter.

Demand for equipment to customers in the global mining and construction industry was very weak during the quarter. Several major customers announced significantly reduced investment plans, at the same time as cancellations of already placed orders had a negative impact on order intake of SEK 900 M. However, cancellations were less than SEK 50 M in March. A significantly more stable trend was reported for tools, spare parts and service, despite a slight decline in volume caused by lower production rates, inventory reductions by customers and a concentration to fewer mines. In Africa and South America, the decline was less severe than in the rest of the world. Segments that reported favorable demand included energy-related coal mining and, to a certain degree, gold mining. The trend in the construction industry stabilized at a very low level, while there was a slowdown in activity in large areas of the mining industry. The distinct change in the market in the two most recent quarters has impacted the product mix in the business area. During the first quarter, the share of equipment amounted to 37% of invoicing and the aftermarket share to 49%, while the project share was 14%.

To address the weak market situation, Sandvik Mining and Construction is implementing comprehensive organizational changes and consolidation of the production units with the aim of adapting production capacity and costs. During the quarter, the number of employees was reduced by about 1,000 permanent employees and 600 contracted staff. Measures implemented are estiamted to have reduced costs by about SEK 300 M. Inventory volumes were reduced by SEK 500 M during the quarter.

Operating profit in the first quarter amounted to SEK 392 M (1,184) or 4.7% of invoicing. Earnings were negatively impacted by about SEK 750 M due to lower sales and production volumes and by SEK 70 M attributable to restructuring costs. Changed exchange rates had a positive impact of about SEK 30 M on earnings. Return on capital employed declined to SEK 19.2% (29.2).

SEK M	Q1 2009	Q1 2008	Change %	Q1-4 2008
Order intake	7 308	10 529	-39 *	38 634
Invoiced sales	8 330	8 352	-12 *	38 651
Operating profit	392	1 184	-67	4 996
%	4.7	14.2		12.9
Return on capital employed	19.2	29.2		24.2
Number of employees	15 842	16 224	-2	16 796

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

- Very weak demand
- Favorable trend in the energy sector
- Low rate of production
- Reduced inventory
- Strong cash flow

Q1	Order intake	Invoicing
Price/volume, %	-40	-31
Structure, %	0	0
Currency, %	+15	+14
Total, %	-31	-21

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The market situation for Sandvik Materials Technology remained very weak during the first quarter of 2009, mainly because of low demand from most customer segments. The energy segment, comprising products for nuclear power and oil/gas, continued to perform strongly in the first quarter.

Order intake fell by 40% and invoicing by 31% at fixed exchange rates for comparable units. The effects of changed metal prices had a negative impact on order intake and invoicing of about 12 and 16 percentage points, respectively.



The market for mainly tube products for the energy segment remained strong during the quarter. Demand for products to the nuclear industry was very good and a high degree of capacity utilization was reported. Order intake from the oil/gas industry was also healthy. Demand from other segments, mainly the automotive and consumer-related industries, was weak or exceptionally weak essentially in all markets and for all product areas. Low activity in the mining sector meant that the volume of drill steel products decreased dramatically. High value-added products demonstrated a clearly superior trend to low-value added products.

The low volume trend resulted in low capacity utilization especially in capital-intensive areas of the production process, such as smelting plants and rolling mills, thus entailing the under-absorption of fixed costs. The action program aimed at offsetting this continued during the quarter and mainly involved personnel reductions and production restrictions to reduce costs and inventory levels. The workforce was reduced by about 300 employees during the quarter and inventory was reduced by about SEK 600 M. Total nickel inventory levels declined from 10,000 tons to 9,000 tons. Changed metal prices had a negative effect of SEK 426 M on earnings.

Operating profit in the first quarter was negatively impacted by about SEK 750 M by the fall in sales and production volumes. Changed exchange rates had a positive impact of about SEK 200 M. The operating loss totaled SEK 521 M (profit: 82) or 12.2% of invoicing. Adjusted for the effects of changed metal prices, the operating loss was SEK 95 M (profit: 599), or 2.2% of invoicing. Return on capital employed declined to 3.2% (9.8).

SEK M	Q1 2009	Q1 2008	Change %	Q1-4 2008
Order intake	4 057	5 921	-40 *	21 581
Invoiced sales	4 255	5 402	-31 *	21 480
Operating profit	-521	82	neg	1 187
%	-12.2	1.5		5.5
Return on capital employed	3.2	9.8		6.3
Number of employees	8 993	9 320	-4	9 281

* At fixed exchange rates for comparable units.

Significant events

- In February, Sandvik Tooling reached an agreement to acquire the Austrian company Wolfram Bergbau- und Hütten-GmbH (WBH). The company has facilities in St. Martin and Mittersill in Austria and develops and produces tungsten-metal and tungsten-carbide powder. In 2008, sales totaled about SEK 1,800 M and the company had 300 employees. The acquisition is expected to be completed in the second quarter of 2009, after approval by the relevant authorities.
- In February, Sandvik arranged a European bond program, Euro Medium Term Note, with a limit of EUR 3 billion. An initial issue of the bonds was made at a value of EUR 600 M with a maturity of five years. The arrangement follows Sandvik's intention to increase the proportion of debt with long-term maturity.
- In conjunction with the raising of loans in the form of US Private Placement in 2005 and 2007, Sandvik entered into an interest-rate contract to secure floating interest. By closing the contract in the first quarter of 2009, Sandvik reported a cash flow infusion totaling approximately SEK 1,200 M. The corresponding earnings impact will be allocated over the loans' remaining terms of about 11 years, meaning that the financial net is only marginally impacted.
- Sandvik did during the quarter close a currency hedging contract that, for the full-year of 2009, will generate a positive cash flow of approximately SEK 600 M. During the first quarter SEK 216 M were realized.
- In February, it was announced that Ola Salmén had been appointed CFO and member of Group Executive Management of Sandvik AB as of 1 September. He succeeds Per Nordberg, who based upon his own wish leaves Sandvik. Ola Salmén is 54 years old and is currently CFO of Vin & Sprit AB.
- The comprehensive action program continued during the quarter with the aim of adapting production capacity and cost levels to prevailing market conditions and developments. In addition to cost-saving measures and production cuts in operating activities, the structural measures that have been approved to date are summarized in the table below:

	Sandvik Tooling	Sandvik Mining and Construction	Sandvik Materials Technology	Other	Group total
Reduction of temporary employees	appr. 200	appr. 1 600	>400	>50	>2 250
Reduction of permanent employees	1 009	1 376	449	335	3 169
Announced further reduction of employees	490	appr. 300	1 040	appr. 500	>2 000
Closing and consolidation of units	Aus	Aus, UK, Can, Swe	–	–	
Utilizing time banks and temporary lay-offs	ongoing	ongoing	–	–	

Parent Company

The Parent Company's invoicing during the first quarter of 2009 amounted to SEK 3,911 M (5,535) and the operating loss was SEK 613 M (loss: 284). The operating result was negatively impacted by metal price effects as well as low production rates at some manufacturing units. In total, the result for the first quarter of 2009 has been negatively affected by SEK 340 M due to metal price effects.

Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 3,485 M (42) during the first quarter. Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 8,776 M (SEK 12,362 at 31 December 2008). The Parent Company's net debt/equity ratio declined as a result of the settlement of Group contributions and dividends received. Investments in fixed assets amounted to SEK 379 M (428).

Acquisitions and divestments

The total purchase consideration for operations acquired in the quarter amounted to SEK 64 M. Of the purchase consideration, a preliminary amount of SEK 55 M comprises goodwill and other intangible assets. The number of employees in acquired operations amounted to 12. The effect on invoicing and earnings for the period does not represent a significant amount.

Acquisitions during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	JKB Medical Technologies, USA	14 Dec 07	90	90
Sandvik Mining and Construction	JN Precise, Canada	28 Jan 08	100	70
Sandvik Materials Technology	Medtronic Inc., USA (part of)	1 Feb 08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	29 Feb 08	70	100
Sandvik Mining and Construction	Aubema, Germany	3 Apr 08	160	80
Sandvik Mining and Construction	Sanslip, Sweden	7 Apr 08	15	9
Sandvik Materials Technology	Eurocut, UK	2 May 08	60	60
Seco Tools	ALG, Russia	5 May 08	100	170
Sandvik Tooling	Teeness, Norway	30 May 08	200	105
Sandvik Tooling	Precorp, USA (49%)	12 Jun 08	140	140
Sandvik Tooling	BTA Heller Drilling Systems, UK	16 Jan 09	33	12
Sandvik Tooling	WBH GmbH, Germany	Prel Q2/09	1 800	300

Divestments during the latest 18 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Tooling	Sandvik Tobler	31 Jan 08	85	80
Sandvik Mining and Construction	Sandvik Nora, construction division	30 Apr 08	65	30
Sandvik Materials Technology	Sandvik Calamo	30 Oct 08	65	36

Accounting principles

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report, with the exception of certain new standards and interpretations, which are applied from 1 January 2009.

Revised IAS 1 Presentation of financial statements entails that items recognized directly in equity that do not affect transactions with owners must now be recognized in the income statement under the heading Other comprehensive income. Sandvik has chosen to present other comprehensive income as a component in the income statement and not as a separate statement. The statement of changes in equity presents the total comprehensive income for the period and transactions with owners. The corresponding reclassifications have been made in the comparative figures.

In addition to the amendments in IAS 1, new standards and interpretations have not entailed any significant effects on Sandvik's financial reports. IFRS 8 Operating segments has not entailed any change to Sandvik's definition of the Group's segments.

The interim report for the Parent Company was prepared in accordance with the Annual Accounts Act and Securities Market Act, which is in line with standard RFR 2.1 Reporting by a legal entity, issued by the Swedish Financial Reporting Board.

Financial reports summary

The Group

INCOME STATEMENT

SEK M	Q1 2009	Q1 2008	Change %	Q1-4 2008
Revenue	19 136	21 990	-13	92 654
Cost of sales and services	-14 166	-14 303	-1	-61 562
Gross profit	4 970	7 687	-35	31 092
% of revenues	26.0	35.0		33.6
Selling expenses	-2 853	-2 733	+4	-11 524
Administrative expenses	-1 330	-1 292	+3	-5 287
Research and development costs	-529	-492	+8	-2 014
Other operating income and expenses	-143	20		527
Operating profit	115	3 190	-96	12 794
% of revenues	0.6	14.5		13.8
Financial net	-544	-475	+15	-2 217
Profit after financial items	-429	2 715	neg	10 577
% of revenues	-2.2	12.3		11.4
Income tax expense	130	-715	neg	-2 741
Profit for the period	-299	2 000	neg	7 836
% of revenues	-1.6	9.1		8.5

Other comprehensive income:				
Foreign currency translation differences	928	-831	neg	4 832
Cash-flow hedges	-44	-12		-621
Tax related to other comprehensive income	12	3		164
Total comprehensive income for the period	597	1 160	-49	12 211
Profit for the period attributable to:				
Owners of the parent	-321	1 885	neg	7 472
Non-controlling interests	22	115	-81	364
Total comprehensive income attributable to:				
Owners of the parent	566	1 078	-47	11 755
Non-controlling interests	31	82	-63	456
Earnings per share, before dilution, SEK	-0.27	1.59	neg	6.30

Financial reports summary

The Group

BALANCE SHEET

SEK M	31 Mar 2009	31 Mar 2008	Change %	31 Dec 2008
Intangible assets	**12 952**	11 011	+18	12 472
Property, plant and equipment	**27 215**	21 057	+29	26 123
Financial assets	**4 989**	3 650	+37	4 352
Inventories	**27 783**	25 371	+10	28 614
Current receivables	**23 377**	22 974	+2	26 668
Cash and cash equivalents	**9 083**	1 745		4 998
Total assets	**105 399**	85 808	+23	103 227
Total equity	**37 317**	30 950	+21	36 725
Non-current interest-bearing liabilities	**30 359**	21 649	+40	25 314
Non-current non-interest-bearing liabilities	**5 775**	5 584	+3	5 919
Current interest-bearing liabilities	**12 413**	8 632	+44	14 549
Current non-interest-bearing liabilities	**19 535**	18 993	+3	20 720
Total equity and liabilities	**105 399**	85 808	+23	103 227
*Net working capital **	***31 624***	*28 659*	*+10*	*32 571*
Loans	***39 517***	*27 365*	*+44*	*36 735*
*Net debt ***	***32 164***	*27 488*	*+17*	*33 323*
Non-controlling interests in total equity	***1 163***	*1 291*	*-10*	*1 137*

* Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.
** Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

CHANGE IN TOTAL EQUITY

SEK M	Equity related to owners of the parent	Non-controlling interest	Total equity
Opening equity, 1 January 2008	28 614	1 209	29 823
Total comprehensive income for the period	11 755	456	12 211
Acquisition of non-controlling interest		-162	-162
Dividends	-4 745	-366	-5 111
Exercised share options	-36		-36
Closing equity, 31 December 2008	35 588	1 137	36 725
Opening equity, 1 January 2009	35 588	1 137	36 725
Total comprehensive income for the period	566	31	597
Dividends		-5	-5
Closing equity, 31 March 2009	36 154	1 163	37 317
Opening equity, 1 January 2008	28 614	1 209	29 823
Total comprehensive income for the period	1 078	82	1 160
Exercised share options	-33		-33
Closing equity, 31 March 2008	29 659	1 291	30 950

Financial reports summary

The Group

CASH-FLOW STATEMENT

SEK M	Q1 2009	Q1 2008	Q1-4 2008
Cash flow from operating activities			
Income after financial income and expenses	-429	+2 715	+10 577
Adjustment for depreciation, amortization and impairment losses	+965	+858	+3 481
Adjustment for items that do not require the use of cash	-146	-133	-142
Income tax paid	-465	-770	-2 897
Cash flow from operating activities before changes in working capital	-75	+2 670	+11 019
Changes in working capital			
Change in inventories	+1 639	-871	-1 001
Change in operating receivables	+2 298	-815	-640
Change in operating liabilities	-2 078	+1 012	+293
Cash flow from operating activities	+1 784	+1 996	+9 671
Cash flow from investing activities			
Acquisitions of companies and shares, net of cash acquired	-64	-250	-954
Acquisitions of property, plant and equipment	-1 682	-1 462	-7 169
Proceeds from sale of companies and shares, net of cash disposed of		+50	+111
Proceeds from sale of property, plant and equipment	+24	+113	+381
Cash flow from investing activities	-1 722	-1 549	-7 631
Net cash flow after investing activities	+62	+447	+2 040
Cash flow from financing activities			
Change in interest bearing debt	+2 471	-588	+6 542
Closure of interest swap and currency hedge	+1 424		
Exercise of personnel options program		-41	-44
Payment to new pension funds			-663
Dividends paid	-5		-5 111
Cash flow from financing activities	+3 890	-629	+724
Cash flow for the period	+3 952	-182	+2 764
Cash and cash equivalents at beginning of the period	+4 998	+2 006	+2 006
Exchange-rate differences in cash and cash equivalents	+133	-79	+228
Cash and cash equivalents at the end of the period	+9 083	+1 745	+4 998

KEY FIGURES

	Q1 2009	Q1 2008	Q1-4 2008
No. of shares outstanding at end of period ('000) [1]	1 186 287	1 186 287	1 186 287
Average no. of shares ('000) [1]	1 186 287	1 186 287	1 186 287
Tax rate, %	30.0	26.3	25.9
Return on capital employed, % [2]	14.6	24.9	19.9
Return on total equity, % [2]	16.7	31.9	24.8
Return on total capital, % [2]	10.7	17.7	14.4
Shareholders' equity per share, SEK	30.50	25.00	30.00
Net debt/equity ratio	0.9	0.9	0.9
Equity/assets ratio, %	35	36	36
Net working capital, %	42	33	32
Earnings per share, SEK	-0.27	1.59	6.30
Cash flow from operating activities, SEK M	1 784	1 996	9 671
Number of employees	47 760	48 683	50 028

1) After dilution.
2) Rolling 12 months.

Financial reports summary

The parent company

INCOME STATEMENT

SEK M	Q1 2009	Q1 2008	Change %	Q1-4 2008
Revenue	3 911	5 535	-29	20 427
Cost of sales and services	-3 709	-4 740	-22	-17 007
Gross profit	202	795	-75	3 420
Selling expenses	-142	-163	-13	-662
Administrative expenses	-638	-527	+21	-2 191
Research and development costs	-236	-269	-12	-920
Other operating income and expenses	201	-120	-268	-42
Operating profit	-613	-284	+116	-395
Income from shares in group companies	3 485	42	-	6 774
Income from shares in associated companies	-	-	-	5
Interest income and similar items	122	232	-47	613
Interest expenses and similar items	-392	-323	+21	-1 655
Profit after financial items	2 602	-333	-881	5 342
Appropriations	-	-	-	7
Income tax expense	-25	-24	+4	401
Profit for the period	2 577	-357	-822	5 750

BALANCE SHEET

SEK M	31 Mar 2009	31 Mar 2008	Change %	31 Dec 2008
Intangible assets	16	31	-48	31
Property, plant and equipment	6 814	6 043	+13	6 618
Financial assets	14 846	13 876	+7	14 819
Inventories	4 248	5 602	-24	5 123
Current receivables	24 448	16 219	+51	15 305
Cash and cash equivalents	3	52	-94	3
Total assets	50 375	41 823	+20	41 899
Total equity	16 657	12 502	+33	14 089
Untaxed reserves	12	19	-37	12
Provisions	273	317	-14	371
Non-current interest-bearing liabilities	16 932	11 852	+43	12 366
Non-current non-interest-bearing liabilities	122	-	-	108
Current interest-bearing liabilities	11 450	11 799	-3	9 873
Current non-interest-bearing liabilities	4 929	5 334	-8	5 080
Total equity and liabilities	50 375	41 823	+20	41 899
Pledged assets	-	-	-	-
Contingent liabilities	17 876	16 068 [1]	+11	17 316
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	8 776	13 187	-33	12 362
Investments in fixed assets	379	428	-11	1 537

1) Relates to values of 2007-12-31

Market overview and key figures

The Group

ORDER INTAKE AND INVOICED SALES PER MARKET AREA Q1 2009

The Group

Market area	Order intake SEK M	Change.* %	Change.* %1)	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	7 497	-38	-38	42	7 768	-33	41
NAFTA	2 737	-46	-42	16	3 613	-20	19
South America	1 192	-42	-10	7	1 224	-10	6
Africa/Middle East	1 627	-28	-17	9	1 855	-6	10
Asia	3 380	-32	-37	19	2 961	-23	15
Australia	1 321	-43	-43	7	1 715	-6	9
Total	17 754	-39	-36	100	19 136	-25	100
Sandvik Tooling							
Europe	2 811	-40	-40	56	2 917	-34	56
NAFTA	1 064	-34	-34	21	1 107	-29	21
South America	176	-41	-41	3	197	-34	4
Africa/Middle East	91	-13	-13	2	90	-16	2
Asia	837	-45	-45	17	828	-41	16
Australia	53	-31	-31	1	54	-30	1
Total	5 032	-40	-39	100	5 193	-35	100
Sandvik Mining and Construction							
Europe	1 771	-29	-29	24	1 869	-28	22
NAFTA	595	-68	-61	8	1 136	-14	14
South America	870	-41	+20	12	887	+7	11
Africa/Middle East	1 421	-30	-18	19	1 679	-3	20
Asia	1 667	-17	-17	23	1 369	-3	16
Australia	984	-49	-49	14	1 390	-3	17
Total	7 308	-39	-30	100	8 330	-12	100
Sandvik Materials Technology							
Europe	2 037	-43	-43	50	2 082	-38	49
NAFTA	846	-35	-35	21	1 149	-14	27
South America	105	-54	-54	3	96	-41	2
Africa/Middle East	94	+13	+13	2	66	-50	2
Asia	707	-41	-59	17	606	-27	14
Australia	268	-17	-17	7	256	-16	6
Total	4 057	-40	-43	100	4 255	-31	100

* At fixed exchange rates for comparable units.
1) Excluding major orders

Financial reports summary

The Group

ORDER INTAKE BY BUSINESS AREA

SEK M	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1-4 2008	Q1 2009	Change Q2 %	Change Q2 % [1]
Sandvik Tooling	6 928	6 720	6 270	5 879	25 798	**5 032**	-27	-40
Sandvik Mining and Construction	10 529	10 389	9 465	8 251	38 634	**7 308**	-31	-39
Sandvik Materials Technology	5 921	5 899	4 770	4 991	21 581	**4 057**	-31	-40
Seco Tools [2]	1 721	1 678	1 600	1 595	6 594	**1 356**	-21	-30
Group activities	1	1	1	0	3	**1**		
Group total	25 100	24 688	22 106	20 716	92 610	**17 754**	-29	-39

INVOICED SALES BY BUSINESS AREA

SEK M	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1-4 2008	Q1 2009	Change Q2 %	Change Q2 % [1]
Sandvik Tooling	6 600	6 721	6 295	6 359	25 975	**5 193**	-21	-35
Sandvik Mining and Construction	8 352	9 786	9 475	11 038	38 651	**8 330**	0	-12
Sandvik Materials Technology	5 402	5 810	5 122	5 146	21 480	**4 255**	-21	-31
Seco Tools [2]	1 627	1 691	1 576	1 618	6 513	**1 347**	-17	-26
Group activities	9	8	10	10	35	**11**		
Group total	21 990	24 016	22 478	24 171	92 654	**19 136**	-13	-25

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1-4 2008	Q1 2009	Change Q2 %
Sandvik Tooling	1 595	1 626	1 422	817	5 461	**267**	-83
Sandvik Mining and Construction	1 184	1 370	1 337	1 105	4 996	**392**	-67
Sandvik Materials Technology	82	534	505	65	1 187	**-521**	neg
Seco Tools [2]	403	378	318	232	1 332	**95**	-76
Group activities	-76	-125	3	16	-183	**-118**	
Group total [3]	3 190	3 783	3 586	2 235	12 794	**115**	-96

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1-4 2008	Q1 2009
Sandvik Tooling	24.2	24.2	22.6	12.9	21.0	**5.1**
Sandvik Mining and Construction	14.2	14.0	14.1	10.0	12.9	**4.7**
Sandvik Materials Technology	1.5	9.2	9.9	1.3	5.5	**-12.2**
Seco Tools [2]	24.8	22.3	20.2	14.4	20.5	**7.0**
Group total	14.5	15.8	16.0	9.2	13.8	**0.6**

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.
3) Internal transactions had negligible effect on business area profits.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The recent dramatic developments in the global economy have caused a higher level of general uncertainty, which, in the short term, could also entail increased risk and uncertainty for Sandvik's sales and profitability. For a more in-depth analysis of risks, refer to Sandvik's Annual Report 2008.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

Sandviken, 28 April 2009
Sandvik Aktiebolag (publ)

Lars Pettersson
President and CEO

Sandvik discloses the information provided herein pursuant to the Securities Market Act. The information is submitted for publication on 28 April 2009 at around 12:00 CET.

The company's auditors have not conducted a special review of the report for the first quarter 2009.The Sandvik Group's interim report for the second quarter of 2009 will be published on 17 July 2009.

Additional information may be obtained from Jan Lissåker, Sandvik Investor Relations at tel. +46 26 26 10 23 or Magnus Larsson at tel +46 26 26 09 37 or by e-mail to info.ir@sandvik.com.

A teleconference will be held on 28 April 2009 at 14.00 CET.
Information is available at www.sandvik.com/ir

Calendar:

29 April	Ex dividend date
4 May	Record date
7 May	Dividend payout
17 July	Second-quarter report 2009
3 Sep	Capital Markets Day
30 Oct	Third-quarter report 2009

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 26 00 00
+46 26 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.ir@sandvik.com